EXHIBIT  9

To announce the Company’s January 2012 revenues

Date of events: 2012/02/10

Contents:

1. Date of occurrence of the event: 2012/02/10

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”):Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: Chunghwa Telecom today announced a 3.8% year-over-year increase in unaudited unconsolidated total revenue to NT$16.83 billion in January 2012. Operating income decreased by 18.9% year-over-year to NT$3.66 billion, net income decreased by 13.9% year-over-year to NT$3.34 billion, and EPS decreased by 10.4% to NT$0.43.

The revenue growth was primarily attributable to (1)the hot sales of iPhone 4S, (2) the increase in mobile VAS due to growth of mobile internet subscriber, (3) the increase in local fixed line service revenue resulting from the shift of the pricing right of a fixed-to-mobile call from mobile operators to fixed network operators, and (4) the revenue recognition of the government integrated taxation information system project and other ICT projects, which offset the impact from (1)the NCC mandated tariff reduction, (2) the broadband tariff reductions by the company, (3) the tariff reduction for domestic long distance calls, and (4) the pricing right shift on mobile voice revenue.

6. Countermeasures: None

7. Any other matters that need to be specified: None